



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "LISTENER BRANDS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF AUGUST, A.D. 2021, AT 11:47 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6459359 8100
SR# 20213036843

Authentication: 203974550
Date: 08-20-21











State of Delaware - Division of Corporations

DOCUMENT FILING SHEET

Priority 1 (One Hr)	Priority 2 (Two Hr)	Priority 3 (Same Day)	Priority 4 (24 Hour)	Priority 7 (Reg. Work)
☐	■	☐	☐	☐

SUBMITTER'S INFORMATION

Company/Firm Or Individual's Name PATRICE N. PERKINS
Attention:
Mailing Address1 171 N. ABERDEEN ST., STE. 400
Mailing Address 2
Mailing Address 3
City CHICAGO State ILLINOIS Zip 60607 Country UNITED STATES
Phone: (312) 528 - 9259 Fax#
Email Address: PPERKINS@CREATIVEGENIUSLAW.COM
Account Number: 0

DOCUMENT FILING REQUEST INFORMATION

Name of Company/Entity LISTENER BRANDS, INC.
File Number 6459359 Reservation Number
Type of Document RESTATED AND AMENDED CERTIFICATE OF INCORPORATION

OTHER DOCUMENT FILING INFORMATION

OF Certified Copies returned 1
Other
- ☐ Good Standing
- ☐ Long Form Good Standing
- ☐ Apostille/Gold Seal

Country

- ☐ Re:

METHOD OF RETURN

(Fax or E-Mail is not available)

- ☐ Messenger/Pickup
- ☑ Fed Ex ☐ UPS

Account # 975481913

- ☐ Regular Mail

PAYMENT INFORMATION

- ☐ Depository Account
- ☑ Wallet
- ☐ None

COMMENTS/FILING INSTRUCTIONS

Delaware Division of Corporations, 401 Federal Street, Ste. 4, Dover, De 19901



State of Delaware
Secretary of State
Division of Corporations
Delivered 11:47 AM 08/20/2021
FILED 11:47 AM 08/20/2021
SR 20213036843 - File Number 6459359

LISTENER BRAND, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Listener Brand, Inc.., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), does hereby certify as follows.

1. The name of this corporation is Listener Brand, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 28, 2017 under the name CurlMix Inc.

2. The Board of Directors and Stockholders of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 11th day of August, 2021.

By: [signature]
Kimberly Lewis, Chief Executive Officer

Listener Brand, Inc.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Listener Brand, Inc.. (the "*Corporation*")

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation is 8 The Green, Ste. A, Dover, Delaware 19901 in the County of Kent. The name of its registered agent at such address is A Registered Agent, Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate of Incorporation (the "*Restated Certificate*"), the following terms have the meanings set forth below:

"*Board*" means the Board of Directors of the Corporation.

"*Board Composition*" means the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 5 directors of the Corporation.

"*Capitalization Change*" means any stock splits, stock dividends, combinations, recapitalizations and the like with respect to capital stock.

"*Original Issue Price*" means $3.29 per share for the Preferred Stock.

"Preferred Stock" means holders of both Series Seed Preferred Stock and Series Seed Preferred Plus Stock.

"*Requisite Holders*" means the holders of not less than a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis).

"Series Seed Preferred Stock" or "Series Preferred Stock" means the holders of Preferred Stock having all of the rights as further stipulated in Section B herein.

"Series Seed Preferred Plus Stock" or "Series Preferred Plus" means the holders of Preferred Stock having all of the rights as further stipulated in Section C herein.

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Change.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

Effective upon the filing of this Restated Certificate with the Secretary of State of the State of Delaware, a 100-for-1 forward stock split for each share of Common Stock outstanding immediately prior to such time shall automatically and without any action of the part of the holders
thereof occur (the "Forward Stock Split"), such that each share of Common Stock, $0.0001 per share, shall be subdivided, reconstituted and split into one hundred (100) shares of Common Stock, par value $0.0001 per share. This Forward Stock Split shall apply only to shares of Common Stock in existence immediately prior to the filing of the Restated Certificate with the Secretary of State of the State of Delaware. For avoidance of doubt, the numbers set forth in this Restated Certificate are set forth after having given effect to the Forward Stock Split, and no adjustment in such numbers are necessary (pursuant to Article V, Part B, Section 3.4 or otherwise).

The total number of shares of all classes of stock that the Corporation has authority to issue is (a) 10,000,000 shares of Common Stock (inclusive of those shares of Common Stock resulting from the Forward Stock Split), $0.0001 par value per share ("*Common Stock*"), and (b) 3,500,000 shares of Preferred Stock, $0.001 par value per share ("*Preferred Stock*"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Amended and Restated Certificate, 1,702,184 shares of the authorized Preferred Stock of the Corporation are hereby designated "*Series Seed Preferred Stock*" and 1,519,758 shares of the authorized Preferred Stock are hereby designated "Series Seed Preferred Stock Plus." The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation, whether or not entitled to vote.

3. <u>Election of Directors.</u> The holders of record of the shares of Common Stock shall be entitled to elect five (5) directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

B. SERIES SEED PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by
reason of their ownership thereof, the holders of shares of Series Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined above) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Series Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Series Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Preferred Stock as provided in Section 1.1, and to the holders of Series Seed Preferred Stock Plus as provided in Section 1.1 of Part C, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged;

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation; or

(c) the sale or transfer of equity securities to which the Corporation is a party that represents a change of control of the Corporation or any other transaction after the consummation of which the stockholders of the Corporation immediately before such transaction own in the aggregate less than 50% of the outstanding Common Stock after the transaction (assuming conversion of all outstanding shares of Series Preferred Stock into shares of Common Stock for such purposes), except pursuant to a bona fide equity financing of the Corporation for the purpose of raising capital, and not involving any payment or distribution of proceeds to the stockholders of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Preferred Stock held by each holder could be converted) will be rounded down to the nearest whole number Except as provided by law or by the other provisions
of this Restated Certificate, holders of Series Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation (the

"*Bylaws*")..

        2.2 <u>Preferred Stock Protective Provisions</u>. At any time when at least twenty

five percent (25%) of the initially issued shares of Series Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

        (a) alter or change the rights, powers or privileges of the Series Preferred Stock set forth in the certificate of incorporation of the Corporation, as then in effect, in a way that adversely affects the Series Preferred Stock;

        (b) increase or decrease the authorized number of shares of Series Preferred Stock (or any series thereof) or the number of shares reserved for issuance pursuant to an option plan or other equity compensation plan;

        (c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Series Preferred Stock;

        (d) redeem or repurchase any shares of Common Stock or Pre ferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares at the original cost thereof upon the termination of services);

        (e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

        (f) increase or decrease the number of authorized directors of the Corporation;

        (g) enter into or be a party to any transaction with any director, officer, or employee of the Corporation , except for employment transactions in an amount of $150,000 or less;

        (h) cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens; or

        (i) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.2.

        3. <u>Conversion</u>. The holders of the Series Preferred Stock shall have conversion rights as follows (the "*Conversion Rights*"):

3.1 Right to Convert.

  3.1.1 Conversion Ratio. Each share of Series Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Series Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Series Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

  3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined herein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

  3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

  3.3 Mechanics of Conversion.

  3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit
and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "*Contingency Event*") as determined by the Board. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a)

issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Series Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Series Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Series Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Series Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Series Preferred Stock, no adjustment to the Conversion Price of the applicable series of Series Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Series Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Series Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*") effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Series Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Series Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each

share of such series
shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Series Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series Preferred Stock simultaneously receive a dividend or other distribution of shares
of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Series Preferred Stock had been converted into Common Stock on the date of such event.

3.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Series Preferred Stock in an amount equal to the amount of such securities as the holders would have received if all outstanding shares of such series of Series Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of such series of Series Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such

event each holder of such series of Series Preferred Stock shall have
the right thereafter to convert such stock into the kind and amount of stock and other
securities and property receivable upon such recapitalization, reclassification or other
change by holders of the number of shares of Common Stock into which such shares of
Series Preferred Stock could have been converted immediately prior to such
recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of
Section 1.3, if there shall occur any consolidation or merger involving the Corporation in
which the Common Stock (but not a series of Series Preferred Stock) is converted into or
exchanged for securities, cash, or other property (other than a transaction covered by
Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall
be made that each share of such series of Series Preferred Stock shall thereafter be
convertible, in lieu of the Common Stock into which it was convertible prior to such event,
into the kind and amount of securities, cash or other property which a holder of the number
of shares of Common Stock of the Corporation issuable upon conversion of one share of
such series of Series Preferred Stock immediately prior to such consolidation or merger
would have been entitled to receive pursuant to such transaction; and, in such case,
appropriate adjustment (as determined in good faith by the Board) shall be made in the
application of the provisions in this Section 3 with respect to the rights and interests
thereafter of the holders of such series of Series Preferred Stock, to the end that the
provisions set forth in this Section 3 (including provisions with respect to changes in and
other adjustments of the Conversion Price of such series of Series Preferred Stock) shall
thereafter be applicable, as nearly as reasonably may be, in relation to any securities or
other property thereafter deliverable upon the conversion of such series of Series
Preferred Stock.

3.9 Adjustment of Applicable Conversion Price upon Issuance of Additional
Shares of Common Stock.

3.9.1 Special Definitions. For the purposes of this Section 3.9, the
following definitions shall apply:

(a) "*Additional Shares of Common Stock*" shall mean all
shares of Common Stock issued (or, pursuant to Subsection 3.9.3 below, deemed
to be issued) by the Corporation after the Original Issue Date, other than (1) the
following shares of Common Stock and (2) shares of Common Stock deemed
issued pursuant to the following Options and Convertible Securities (clauses (1)
and (2), collectively, "*Exempted Securities*"):

(i) shares of Common Stock, Options, or Convertible
Securities issued as a dividend or distribution on Series Preferred Stock;

(ii) shares of Common Stock, Options, or Convertible
Securities issued by reason of a dividend, stock split, split-up, or other
distribution on shares of Common Stock that is covered by Section 3.4,
3.5, 3.6, 3.7, or 3.8;

(iii) shares of Common Stock or Options issued to
employees or directors of, or consultants or advisors to, the Corporation or
any of its subsidiaries pursuant to a plan, agreement, or arrangement
approved by the Board; or

(iv) shares of Common Stock or Convertible Securities

actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities (including those securities converting into Preferred Stock on the Original Issue Date), in each case provided the issuance is pursuant to the terms of such Option or Convertible Security.

(b) "*Convertible Securities*" shall mean any evidences of indebtedness, shares (including Series Preferred Stock) or other securities directly or indirectly convertible into or exchangeable for Common Stock, including those securities converting into Series Preferred Stock on or about the Original Issue Date, but excluding Options.

(c) "*Option*" shall mean rights, options, or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

3.9.2 No Adjustment of Applicable Conversion Price. No adjustment in the applicable Conversion Price of any series of Series Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of not less than a majority of the then outstanding shares of such series of Series Preferred Stock agreeing that no such adjustment to such series of Series Preferred Stock shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.9.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 3.9.4 (either because the consideration per share (determined pursuant to Subsection 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 3.9.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 3.9.4, the applicable
Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Subsection 3.9.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Subsection 3.9.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

3.9.4 Adjustment of Applicable Conversion Price. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 3.9.3) without consideration or for a consideration per share less than the applicable Conversion Price for a series of Preferred Stock then in effect immediately prior to such issue, then such Conversion Price shall be reduced, concurrently with such issue to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock.

(b) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock.

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

3.9.5 Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be

computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 3.9.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.9.6 <u>Multiple Closing Dates</u>. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price for a series of Series Preferred Stock pursuant to the terms of Subsection 3.9.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.10 <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or adjustment of the Conversion Price of a series of Series Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Series Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Series Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Series Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Series Preferred Stock.

3.11 <u>Mandatory Conversion</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "*Mandatory Conversion Time*"), (i) all outstanding shares of Series Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12 <u>Procedural Requirements</u>. The Corporation shall notify in writing all holders of record of shares of Series Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable
on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Preferred Stock converted. Such converted Series Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without
the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Preferred Stock (and the applicable series thereof) accordingly.

4. Participation Rights.

4.1 <u>General</u>. Each Series Preferred Stock has the right of first refusal to purchase the Series Preferred Stockholders' Pro Rata Share of any New Securities (as defined below) that the Corporation may from time to time issue after the date of this Agreement, <u>provided</u>, <u>however</u>, the Series Preferred Stock will have no right to purchase any such New Securities if the Series Preferred Stockholder cannot demonstrate to the Corporation's reasonable satisfaction that such Series Preferred Stockholder is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Series Preferred Stockholder's "**Pro Rata Share**" means the ratio of (a) the number of shares of the Corporation's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Series Preferred Stockholder, to (b) the Fully-Diluted Share Number.

4.2 <u>New Securities</u>. "New Securities" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; <u>provided</u>, <u>however</u>, that "New Securities" <u>does not include</u>: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Series Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Corporation outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Corporation or any subsidiary of the Corporation pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Corporation's Series Seed Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Corporation to the public pursuant to a registration statement filed under the Securities Act.

4.3 <u>Procedures</u>. If the Corporation proposes to undertake an issuance of New Securities, it shall give notice to the Series Seed Preferred Stock (as a class) of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Corporation proposes to issue the New Securities. Each Series Seed Preferred Stockholder will have (10) days from the date of the Notice, to agree in writing to purchase such Series Seed Preferred Stockholder's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Corporation and stating therein the quantity of New Securities to be purchased (not to exceed such Series Seed Stockholder's Pro Rata Share).

4.4 <u>Failure to Exercise</u>. If a Series Seed Preferred Stockholder fails to exercise in full the right of first refusal within the 10-day period, then the Corporation will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Series Seed Stockholder's rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Corporation's Notice to the Series Seed Prefered Stock. If the Corporation has not issued and sold the New Securities within the 120-day period, then the Corporation shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Series Seed Preferred Stock pursuant to this Section 4.

5. Drag-Along Rights.

5.1 Drag Along Right. If a Deemed Liquidation Event (as defined herein) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock then-outstanding and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Corporation now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "**Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Corporation to carry out the terms and provision of this Section 5.1, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.1 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Corporation holding more than 10% of the voting power of the Corporation . "**Stockholder**" means each Common Stockholder and Series Seed Preferred Stockholder, and any transferee thereof.

5.2 Exceptions to Drag Along Right. Notwithstanding the foregoing, a Stockholder need not comply with Section 5.1 above in connection with any proposed Deemed Liquidation Event (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) such Stockholder is not required to agree (unless such Stockholder is a

Corporation officer or employee) to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale);

(c) the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Corporation (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Corporation as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(d) the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Corporation or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series Seed Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(e) the liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(f) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Corporation's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series Seed Preferred Stock elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series Seed Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale; provided, that if the consideration to be paid in exchange for the Shares in the Proposed Sale includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D of the Securities Act, the Corporation may cause to be paid to any such Stockholder in lieu thereof, against surrender of such Stockholder's Shares, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares.

5.5 Additional Stockholders. In the event that, after the Agreement Date, the Corporation enters into an agreement with any Person to issue shares of capital stock of the Corporation to such Person, following which such Person will hold shares of capital stock of the Corporation constituting 1% or more of the Corporation's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then the Corporation will cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing a counterpart signature page to this Agreement or an adoption agreement in a form reasonably satisfactory to the Corporation , agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such Person will be deemed a Stockholder for all purposes under this Agreement.

C. SERIES SEED PREFERRED PLUS STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Series

Seed Preferred Plus Stock are subject to and qualified by the rights, powers and privileges of the holders of the Common Stock and Series Seed Preferred Stock set forth herein.

2. Voting. The holders of the Series Preferred Plus are not entitled to vote, unless

otherwise required by law. Notwithstanding, the number of authorized shares of Series Preferred Plus may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation, whether or not entitled to vote.

3. Payments to Holders of Series Seed Preferred Plus Stock.

3.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined above), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Preferred Plus then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined above) for such share of Preferred Stock, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Series Preferred Plus the full amount to which they are entitled under this Section 3.1, the holders of shares of Series Preferred Plus shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Preferred Plus held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

ARTICLE VI: DIVIDENDS

The Corporation shall declare all dividends pro rata on the Common Stock and the Series Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Series Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Part B. The Corporation shall declare dividends pro rata on the Series Seed Plus on a pro rata basis according to the number of shares held by such holders.

ARTICLE VII: REDEEMED OR OTHERWISE ACQUIRED SHARES

Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred.

ARTICLE VIII: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE IX: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE X: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the
General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or

omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE XI: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An *"Excluded Opportunity"* is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, *"Covered Persons"*).

ARTICLE XII: NOTICE OF RECORD DATE

In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and (iii) the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.